December 22, 2015

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention: M. Hughes Bates, Esq.

Re:	GMF Leasing LLC and ACAR Leasing Ltd.
Amendment No. 1 to Registration Statement on Form SF-3
Filed November 6, 2015
File Nos. 333-207859 and 333-207859-01 (the “Registration Statements”)

Ladies and Gentlemen:

On behalf of GMF Leasing LLC and ACAR Leasing Ltd. (each a “Registrant” and, together, the “Registrants”) and in response to the letter (the “Comment Letter”), dated December 3, 2015, from the staff (the “Staff”) of the Securities and Exchange Commission to Daniel E. Berce, we submit Amendment No. 1 to the above-referenced Registration Statement on Form SF-3 (“Amendment No. 1”). This submission is marked to show changes from the Registration Statement on Form SF-3 that was filed on November 6, 2015.

The numbered paragraphs below set forth the Staff’s comments from the Comment Letter in italicized text followed by the Registrants’ responses. The headings and numbers correspond to the headings and numbered paragraphs in the Comment Letter. Page references in the Registrant’s responses are references to the page numbers in the printed version of the exhibits to Amendment No. 1, copies of which are being provided to you, via courier.

General

1.	Please confirm that the portion of the securitized pool balance attributable to the residual value of the physical property underlying the leases, as determined in accordance with the transaction agreements for the securities, will not constitute 65% or more, as measured by dollar volume, of the securitized pool balance as of the measurement date. Refer to Item 1101(c)(2)(v)(A) of Regulation AB.

We confirm that, with respect to each series of notes issued pursuant to the Registration Statement, the portion of the related securitized pool balance attributable to the residual value of the physical property underlying the related leases, as determined in accordance with the related transaction agreements, will not constitute 65% or more, as measured by dollar volume, of such securitized pool balance as of the related measurement date.

M. Hughes Bates, Esq.

December 22, 2015

2.	We note that assets in the pool may be delinquent. Please confirm that delinquent assets will not constitute 20% or more, as measured by dollar volume, of the asset pool as of the measurement date. Refer to General Instruction I.B.1(e) of Form SF-3.

We confirm that, with respect to each series of notes issued pursuant to the Registration Statement, delinquent assets will not constitute 20% or more, as measured by dollar volume, of the related securitized pool balance as of the related measurement date.

Cover Page of Registration Statement

3.	We note that you intend to include unsold securities from a prior registration statement on your Form SF-3 pursuant to Rule 415(a)(6) of the Securities Act of 1933. In the pre-effective amendment in which you carry forward the unsold securities, please include as part of your footnotes to the “Calculation of Registration Fee” the following information: the SEC file number of the prior registration statement; the amount of the unsold securities being included on this registration statement; and the amount of filing fees previously paid in connection with the unsold securities. Refer to Rule 415(a)(6) of the Securities Act of 1933 and Securities Act Rules Compliance and Disclosure Interpretation 212.24.

We have revised the “Calculation of Registration Fee” table on the cover of the Form SF-3 and the footnotes to that table to include all requested information regarding the unsold securities that are being carried over to the Registration Statement from the Registrants’ prior registration statement.

The Asset Representations Reviewer, page 47

4.	Please specify how expenses associated with changing from one asset representations reviewer to another one will be paid. Refer to Item 1109(b)(7) of Regulation AB.

We have added language on pages 50 and 103 providing that the costs associated with changing from one asset representations reviewer to another will be paid in accordance with the monthly priority of payments, to the extent those amounts are not paid by the servicer. The form transaction documents that are filed as exhibits to the Registration Statement include the corresponding provisions.

Yield and Prepayment Considerations

Delinquency, Credit Loss, Repossession and Residual Performance Information, page 77

5.	Please revise to provide disclosure of your methodology for determining delinquencies. Refer to Item 1101(d) of Regulation AB.

We have repeated the definition of “Delinquent Lease” in this section.

M. Hughes Bates, Esq.

December 22, 2015

Description of Transaction Documents

Dispute Resolution for Requests to Redesignate Lease Assets, page 116

6.	We note your disclosure that “[i]f the holders of notes representing [five] percent or more of the note principal balance of the [most senior class of] notes then Outstanding notify the indenture trustee that they have determined that such a representation or warranty was breached, then the indenture trustee will deliver the related demand to the servicer on behalf of those noteholders.” Because all investors, regardless of a particular class or percentage, should be able to utilize the shelf dispute resolution provision, please revise to provide that any investor is able to request a redesignation of lease assets from the designated pool. Refer to Section V.B.3(a)(3) of the Asset-Backed Securities Disclosure and Registration Adopting Release (Release Nos. 33-9638; 34-72982) (the “2014 Regulation AB II Adopting Release”).

We have revised the disclosure on page 118 to clarify that the ability to make a demand for a redesignation due to a breach of a representation or warranty and the ability to refer any unresolved demand for a redesignation to the dispute resolution process can be exercised directly by any individual noteholder. We have further revised this disclosure to clarify that, as an alternative to the foregoing individual exercise of these powers by noteholders, the holders of notes representing at least a specified percentage of the note principal balance of certain notes may direct the indenture trustee to take these actions on their behalf. The form transaction documents that are filed as exhibits to the Registration Statement include the corresponding provisions.

7.	We note your disclosure on page 117 that the servicer is only obligated to redesignate lease assets from the designated pool if the interests of the noteholders are materially and adversely affected by the breach. Please revise your disclosure to state which party is responsible for determining whether the interests of the noteholders are materially and adversely affected by the breach.

We have revised the disclosure on pages 118 and 119 to clarify that any party that requests that a Lease Asset be redesignated due to a breach of a representation or warranty must first make its own determination that the related breach had a material and adverse effect on the noteholders. We have also clarified that the servicer, as the party that is requested to redesignate the affected Lease Asset, may disagree that there is any breach of the related representation or warranty or that the related breach had a material and adverse effect on the noteholders. If this occurs, the parties will have to resolve the disagreement between themselves or may ultimately resort to the dispute resolution provisions set forth in the transaction documents.

8.

We note your disclosure that “[i]f any Lease Asset that is subject to a redesignation request was a delinquency trigger lease asset and the related report delivered by the asset representations reviewer indicates that no tests were failed with respect to that Lease Asset, the redesignation request for that Lease Asset will be deemed to have been resolved.” This limitation on the availability of dispute resolution appears inconsistent with the shelf eligibility requirement. Refer to General Instruction I.B.1(c) of Form SF-3

M. Hughes Bates, Esq.

December 22, 2015

and Section V.B.3(a)(3) of the 2014 Regulation AB II Adopting Release (“while we believed that our asset review shelf requirement would help investors evaluate whether a repurchase request should be made, we structured the dispute resolution provision so that investors could utilize the dispute resolution provision for any repurchase request, regardless of whether investors direct a review of the assets. We believe that organizing the dispute resolution requirement as a separate subsection in the shelf eligibility requirements will help to clarify the scope of the dispute resolution provision.”). Please revise the disclosure to provide, or confirm supplementally, that an investor will be permitted to refer a dispute related to any lease asset to dispute resolution.

We have revised the disclosure on page 118 to remove the language that you noted in your comment.

9.	We note your disclosure that “[i]f the parties fail to agree at the completion of the mediation, the requesting party may refer the redesignation request to arbitration.” Please clarify that the requesting party may also proceed to filing a suit in court.

We have revised the disclosure on page 119 to reflect that the requesting party may also commence legal proceedings, as an alternative to requesting arbitration, if mediation is unsuccessful.

10.	We note your disclosure that “[e]ach party will agree to keep the details of the redesignation request and the dispute resolution confidential.” Please revise to clarify that such confidentiality limitations will not prevent disclosure required by all applicable laws. Please also confirm to us that any restrictions will not infringe on the rights of noteholders to use the investor communication provision as required by General Instruction I.B.1(d) of Form SF-3.

We have revised the disclosure on page 120 to state that parties are able to disclose the details of a redesignation request or the related dispute resolution as required by applicable law. We supplementally confirm that these confidentiality requirements will not infringe on the rights of noteholders to use the investor communication provisions that are included in the transaction documents and described in the prospectus.

Credit Risk Retention, page 139

11.	We note that, in calculating the fair value of the eligible horizontal residual interest, you have assumed that receivables prepay at a constant rate. In Section III.B.1.b. of the Credit Risk Retention Adopting Release (Release No. 34-73407), the agencies stated that we expect the key inputs and assumptions would not assume straight lines. Please tell us why you believe an assumption of a constant prepayment rate is appropriate.

The Absolute Prepayment Model, commonly referred to as “ABS,” is the standard prepayment method used in auto lease securitizations, and measures prepayments as a monthly percentage of the original number of leases. As a result, a constant ABS rate implies an increasing prepayment rate as a percentage of the present month’s aggregate securitization value, not a straight line. As

M. Hughes Bates, Esq.

December 22, 2015

outlined on page 141 of the prospectus, the assumption for fair value purposes is a 100% prepayment assumption described in the “Yield and Prepayment Considerations” on page 69 of the prospectus. Under the “Yield and Prepayment Considerations” section it is assumed that the leases will prepay at varying rates in each of the five levels outlined throughout the life of the Lease Assets, which increases by a given percentage each period until remaining constant at month 33 and then decreasing in month 37 and remaining constant at that level thereafter. The prepayment rate assumption made in the prospectus is not a straight line as it varies from month to month throughout life of the securitization.

For reference, the graph below reflects the pool factor based on the ABS rates and prepayment assumptions provided in the offering document for the GMALT 2015-1 securitization. The chart includes the 100% Prepayment Assumption at the onset of the securitization with the varying rates through the 5 stages outlined in the prospectus.

12.	We note your disclosure on page 142 that the sponsor believes that the inputs and assumptions described are all of the inputs and assumptions that could have a significant impact on the fair value calculation. Please revise to specify that the sponsor has described all inputs and assumptions that could have a material impact on the fair value calculation or would be material to a prospective investor’s ability to evaluate the sponsor’s fair value calculation. Refer to Rule 4(c)(1)(i)(F) of Regulation RR.

We have revised the disclosure on page 144 to reflect this comment.

M. Hughes Bates, Esq.

December 22, 2015

Part II – Information Not Required in Prospectus

Item 14. Exhibits, page II-3, and Exhibit Index, page II-10

13.	Please file your forms of transaction agreements with your next amendment.

We have filed forms of all transaction agreements as Exhibits to this Amendment No. 1.

14.	We note that the legal opinion filed as Exhibit 5.1 only opines to the legality of the notes. Please file a legality opinion with respect to the exchange notes being registered. Refer to Item 601(b)(5) of Regulation S-K.

The updated legal opinion that is included as Exhibit 5.1 to this Amendment No. 1 also opines on the legality of the exchange notes being registered.

15.	Please be advised that EDGAR is now accepting the filing of the form of certification for shelf offerings of asset-backed securities as Exhibit 36. Please refile Exhibit 99.36 as Exhibit 36.1 with your next amendment.

The Form of Certification by the Depositor’s Chief Executive Officer has been included as Exhibit 36.1 to this filing.

Sincerely,

/s/ Frank E. Brown III
Frank E. Brown III, Esq.
Senior Vice President, Corporate Counsel and Secretary

cc:	Daniel E. Berce

Doug Johnson, Esq.

John P. Keiserman, Esq.